Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of AEP Industries Inc. of our report dated January 22, 2013, with respect to the consolidated balance sheets of AEP Industries Inc. and subsidiaries as of October 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of October 31, 2012, which report appears in the October 31, 2012 Annual Report on Form 10-K of AEP Industries Inc.

/s/ KPMG LLP

Short Hills, New Jersey

April 10, 2013